CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

"I, Arnt Eric Olson, MAusIMM the Qualified Person for the technical information compliant with National Instrument 43-101 (**"NI 43-101"**) set out and supporting the report named "Mineral Resource and Reserve Estimate, Guanacevi Project", dated Mar 31, 2006 and referred to by Endeavour Silver Corp. (the "**Company**") in its Annual Information Form dated April 2 , 2007 (**"AIF"**). I hereby consent to the disclosure and reference as set out in the "**AIF**", and section 4.4 in particular and by cross reference to the Annual Managements Discussion and Analysis For the Year Ended December 31, 2006 dated as of March 30, 2007 (the **"MD&A"**) and by cross reference to the US Securities Exchange Commission Form 40-F Statement for the fiscal Year ended December 31, 2006 (**"Form 40F"**).

Dated this 2nd Day of April, 2007.

AE Olson, MAusIMM

____

____